UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             MOMENTUM BIOFUELS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   60878A 10 0
                                   -----------
                                 (CUSIP Number)




                               MICHAEL A. LITTMAN
                                7609 Ralston Road
                                Arvada, CO 80002
           -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                                   May 1, 2012
                                   -----------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.



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CUSIP No. 60878A 10 0


         1.       Names of Reporting Persons.     I.R.S.  Identification Nos. of
                                                  above persons (entities only).

                       MICHAEL A. LITTMAN

         2.      Check the Appropriate Box if a Member of a Group

                             (a)                                    [     ]
                             (b)                                    [     ]

         3.      SEC Use 0nly

         4.      Source of Funds (See Instructions)                   OO
                                                                      --

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)                               [  ]

         6.      Citizenship or Place of Organization:                                    United States of America
                                                                                          ------------------------

Number of              7.       Sole Voting Power                                                  70,000,000 shares
Shares
Beneficially by        8.       Shared Voting Power                                                70,000,000 shares
Owned by Each
Reporting              9.       Sole Dispositive Power                                             70,000,000 shares
Person With
Power                  10.    Shared Dispositive Power                                             70,000,000 shares
                                                                                                              ------


         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                       Michael A. Littman                                                         70,000,000 shares
                                                                                                  -----------------


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                  [   ]

         13.      Percent of Class Represented by Amount in Row (11)                                 56.08%
                       Based on 123,224,442  shares of common stock issued and outstanding.

         14.      Type of Reporting Person

                                  Michael A. Littman                                                 IN
                                                                                                     --


ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.01 par value Common Stock of Momentum BioFuels, Inc., a Colorado Corporation. The address of its principal office is 7609 Ralston Road, Arvada, Colorado 80002.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  This  statement  on  Schedule  13D is being  filed on behalf of  Michael A.
     Littman.

(b)  Mr. Littman's address is 7609 Ralston Road, Arvada, Colorado 80002.

(c) Mr. Littman is a corporate and securities attorney and the owner of his own law practice, Michael A. Littman, Attorney at Law.

(d) Mr. Littman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) Mr. Littman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: United States of America


ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On May 1, 2012, Momentum BioFuels, Inc.'s ("the Company") Board of Directors approved the issuance of 70,000,000 shares of the Company's restricted common stock to Mr. Michael A. Littman, the Company's corporate counsel. The shares were issued at $0.005 per share for a total of $350,000, as payment on outstanding amounts owed to him by the Company, which includes all outstanding legal and accounting fees and preparation of the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the 14f Notice to the Shareholders, and all other necessary Section 14 filing and annual meetings.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Mr. Michael A. Littman is the sole and director holder of the shares of the Company and as such has the ability to vote the shares. Mr. Littman intends to and may influence the following corporate activities:

(a) The acquisition by any person of additional securities of Momentum BioFuels, Inc.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Momentum BioFuels, Inc. or any of its subsidiaries in which Momentum BioFuels, Inc may be re-domiciled in Delaware and reorganized as a holding company;

(c) No sale or transfer of a material amount of assets of Momentum BioFuels, Inc. or any of its subsidiaries is contemplated, as Momentum BioFuels, Inc. has no assets;

(d) A change in the present board of directors (new board members have been approved) or management of Momentum BioFuels, Inc., including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e)  A material change in the present capitalization of Momentum BioFuels, Inc.;

(f) Any other material change in Momentum BioFuels, Inc.'s business or corporate structure;

(g) Changes in Momentum BioFuels, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Momentum BioFuels, Inc. by any person;

(h)  Not Applicable;

(i)  Not Applicable; or

(j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of Momentum BioFuels, Inc.'s common stock reported below is based on the statement that there are 123,224,442 shares of Momentum BioFuels, Inc.'s common stock issued and outstanding.

            (a)Mr. Michael A. Littman directly owns 70,000,000 shares of the Momentum BioFuels, Inc.'s common stock, which is 56.08% of the issued and outstanding common stock issued and outstanding at the time of this filing.

        (Based on  123,224,442  shares of common stock  issued and  outstanding.
         Does not assume the exercise or conversion of any other equity instruments Momentum BioFuels, Inc. may have issued.)

            (b) For information regarding the number of shares of Momentum BioFuels, Inc.'s common stock to which Michael A. Littman holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

            (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Momentum BioFuels, Inc.'s common stock effected by Mr. Michael A. Littman during the past 60 days.

            (d) No person other than Michael A. Littman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Momentum BioFuels, Inc.'s common stock.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Littman has been engaged as the Corporate counsel of Momentum BioFuels since 2006.

On May 1, 2012, the Company's Board of Directors approved the issuance of 70,000,000 shares of the Company's restricted common stock to Mr. Michael A. Littman,. The shares were issued at $0.005 per share for a total of $350,000, as payment on outstanding amounts owed to him by the Company, and includes all outstanding legal and accounting fees to a third person and fees for preparation of the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and the 14f Notice to the Shareholders, and all other necessary Section 14 filings and annual meetings.

Michael A. Littman has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Momentum BioFuels, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 15, 2012                        MICHAEL A. LITTMAN



                                        /s/Michael A. Littman
                                        --------------------------------------
                                           Michael A. Littman, Individually